1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
May 25, 2022	www.integraresources.com

INTEGRA INTERSECTS RECORD SILVER GRADE AT DELAMAR: 9.85 g/t AuEq OVER 26.97 M, INCLUDING 80.40 g/t Au AND 14,054 g/t Ag (261.28 g/t AuEq) OVER 0.40 M IN POTENTIAL NEW, HIGH-GRADE STRUCTURUAL ZONE AT SULLIVAN GULCH

  Drill results from Sullivan Gulch (located on the eastern portion of the DeLamar Deposit) include:
  IDE-22-228
    4.10 grams per tonne ("g/t") gold ("Au") and 446.92 g/t silver ("Ag") (9.85 g/t gold equivalent ("AuEq")) over 26.97 meters ("m")
      Including 13.47 g/t Au and 1,909.45 g/t Ag (38.05 g/t AuEq) over 5.63 m
      Including 80.40 g/t Au and 14,054.00 g/t Ag (261.28 g/t AuEq) over 0.40 m
      Including 40.74 g/t Au and 2,839.00 g/t Ag (77.28 g/t AuEq) over 0.76 m
  IDE-22-226
    1.09 g/t Au and 70.17 g/t Ag (2.00 g/t AuEq) over 97.54 m
      Including 6.57 g/t Au and 1,406.00 g/t Ag (24.67 g/t AuEq) over 1.52 m
      Including 7.62 g/t Au and 263.00 g/t Ag (11.00 g/t AuEq) over 1.52 m
      Including 7.32 g/t Au and 368.00 g/t Ag (12.06 g/t AuEq) over 1.52 m
  IDE-22-226
  0.57 g/t Au and 47.79 g/t Ag (1.18 g/t AuEq) over 50.60 m
    Including 1.02 g/t Au and 234.00 g/t Ag (4.03 g/t AuEq) over 1.52 m
    Including 0.99 g/t Au and 293.00 g/t Ag (4.76 g/t AuEq) over 2.02 m
  The results from drill hole IDE-22-228 confirm for the first time the presence of a new, Northwest trending structural zone hosting high-grade gold-silver dipping to the Northeast. All previous drilling at Sullivan Gulch targeted a North-northwest structure dipping to the Southwest, suggesting these new intercepts may represent a new, high-grade feeder system that has not been previously encountered.
  This discovery demonstrates the future resource upside potential at the Project, including the highest-grade silver intersect to date in drill hole IDM-22-228.
  The drill results reported today further validate the geological interpretation that a high-grade feeder vein system exists in conjunction with and amongst the low-grade, disseminated, bulk-tonnage resource at Sullivan Gulch.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce drill results from the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The results announced today are from the Sullivan Gulch exploration program that was intended to further define a high-grade gold-silver feeder system in conjunction with the Sullivan Gulch bulk tonnage resource. Sullivan Gulch, in addition to targets at DeLamar such as War Eagle, Florida Mountain and BlackSheep, show the future potential at DeLamar for both resource expansion and mining scenarios.

President and CEO, George Salamis, notes: "The grades announced today are clearly spectacular and represent some of the highest-grade gold and silver intercepts ever encountered on the project. The immense value of the DeLamar project was recently highlighted in the February 2022 PFS Resource Estimate which included a large gold and silver resource. This resource base tied into a robust mine plan that demonstrated low-cost gold-silver production and a mining scenario that we believe can be permitted in a simple and straight-forward manner. As a potential new high-grade discovery, these results announced today further underscore that resource upside is not at all capped, but in fact further enhanced by results such as these shown today, as a large measure of today's intercepts reside outside of current resource limits and mine plans. The growth opportunities and project optionality remain omnipresent at DeLamar. This has always been a key hallmark of the project and Integra has been adding ounces to DeLamar at a discovery cost of approximately $10/oz AuEq. Furthermore, the Company has increased the total resource on the project by approximately 76%, from no declared resources in 2017 to those presented in the February 2022 PFS." Mr. Salamis further adds, "Drilling to date at Sullivan Gulch has delineated a mineralized zone over a strike length of 1,000 m with a width of 200 m and a depth extent of up to 350 m. The mineralized area at Sullivan Gulch correlates with a strong Induced Polarization chargeability footprint. This IP chargeability extends 900 m to the south beyond any existing drilling completed by the Company, suggesting the mineralization at Sullivan Gulch continues on strike."

The following table highlights selected intercepts from the Sullivan Gulch drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
IDE-22-226	192.63	243.23	50.60	0.57	47.79	1.18
including	203.61	205.13	1.52	1.02	234.00	4.03
including	223.11	225.13	2.02	0.99	293.00	4.76
IDE-22-226	253.90	282.85	28.95	0.73	5.47	0.80
including	258.47	261.52	3.05	2.88	7.47	2.98
IDE-22-226	308.76	406.30	97.54	1.09	70.17	2.00
including	310.29	311.81	1.52	6.57	1,406.00	24.67
including	331.62	333.15	1.53	5.53	96.92	6.77
including	337.72	340.77	3.05	1.85	266.50	5.28
including	349.91	351.43	1.52	7.62	263.00	11.00
including	354.48	357.53	3.05	4.40	192.00	6.87
including	372.77	374.29	1.52	7.32	368.00	12.06
IDE-22-228	27.13	120.40	93.27	0.27	30.61	0.66
including	34.44	35.97	1.53	0.49	260.00	3.84
including	40.54	42.06	1.52	0.19	378.00	5.05
including	81.69	81.99	0.30	0.47	834.00	11.21
IDE-22-228	173.13	185.17	12.04	0.91	53.98	1.60
including	176.17	177.24	1.07	2.87	74.17	3.83
IDE-22-228	206.65	243.23	36.58	0.99	36.84	1.46
including	211.23	214.27	3.04	3.74	201.90	6.34
including	222.35	223.57	1.22	2.16	82.90	3.23
including	241.10	242.32	1.22	4.29	22.08	4.57
IDE-22-228	287.43	314.40	26.97	4.10	446.92	9.85
including	290.78	293.68	2.90	3.59	121.81	5.16
including	299.22	299.92	0.70	1.79	218.00	4.60
including	303.89	304.56	0.67	9.04	9.17	9.16
including	307.70	313.33	5.63	13.47	1,909.45	38.05
including	308.70	309.10	0.40	80.40	14,054.00	261.28
including	309.98	310.74	0.76	40.74	2,839.00	77.28

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

Sullivan Gulch:

The high-grade results announced today build on the previous news releases from 2022 and are particularly exciting due to the presence of an emerging high-grade vein system at Sullivan Gulch below the existing low-grade, bulk tonnage resource. To date, drilling by the Company has focused on a North-northwest trending vein system that dipped to the Southwest. Through geological modeling and interpretation, the Company noted the possible presence of a Northwest trending vein system dipping to the Northeast. In drill hole IDE-22-228, the Company turned the drill rig around to test the new vein orientation and successfully hit both low-grade, bulk tonnage material along with a new high-grade vein system below the resource. This new vein system at Sullivan Gulch is lithologically controlled in quartz latite and is open to the south, laterally, and at depth.

In general, the mineralization at Sullivan Gulch is largely hosted by porphyritic rhyolite and latite units, capped by a banded rhyolite formation, all of which are of mid-Miocene age. The gold-silver mineralization itself consists of a zone of moderately intense low-sulphidation epithermal veining, clay alteration and related disseminated sulphides (mostly pyrite). Drilling to date at Sullivan Gulch has delineated mineralization extending over a strike length of 1,000 m with a width of 200 m and a depth of 350 m. IP indicates the potential for mineralization to extend a further 900 m to the south of the southern-most drilled section of Sullivan Gulch.

Additionally, the Company's success at targeting high-grade at Sullivan Gulch, including the results today which have encountered a new vein system, suggests further optimization of the high-grade gold-silver geological model at Sullivan Gulch.

To view a cross section of Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/sg_cross_section_vfinal_may_2022.pdf

To view a photo of drill core from Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/sg_drill_core_photo_may_vfinal.pdf

To view a drill plan map of Sullivan Gulch, click on the link below:

https://integraresources.com/site/assets/files/2572/sg_drill_collar_location_may_2022_sm.pdf

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.